July 14, 2009

VIA EDGAR AND FEDERAL EXPRESS

Amanda Ravitz

Staff Attorney

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	Great Lakes Aviation, Ltd.
Registration Statement on Form S-1
Filed May 15, 2009
File No. 333-159256

Dear Ms. Ravitz:

On behalf of Great Lakes Aviation, Ltd. (the “Company,” “Great Lakes,” “we” or “our”), we are responding to the letter from Julie Bell dated June 12, 2009. Our responses follow the questions included in the letter, which are presented in boldface type.

The Company has filed the attached Pre-Effective Amendment to the Company’s Form S-1 (the “Form S-1/A”) and this letter with the Commission via EDGAR. A copy of this letter and clean and marked copies of the Form S-1/A are also being provided to you via Federal Express for your convenience.

The Company anticipates filing a Form 10-K/A (the “Form 10-K/A”) at the conclusion of this comment process but prior to the effectiveness of the Registration Statement on Form S-1. The Company also anticipates filing its Form 10-Q for the quarter ended June 30, 2009 prior to the effectiveness of the Registration Statement on Form S-1.

Registration Statement

General

1.	We note that Raytheon Aircraft Credit Corporation, which controls 37.6% of your outstanding shares, is your major creditor, and has the ability to control various corporate actions by you, including the declaration of dividends, is offering for sale all of its ownership interest in you. Please provide your analysis of why Raytheon should not be identified as an underwriter in this offering.

We do not believe that Raytheon Aircraft Credit Corporation (“RACC”) should be named as an “underwriter” in the prospectus for the following reasons:

•	RACC will receive 100% of the proceeds of any sales made pursuant to this registration. The Company will neither directly nor indirectly receive any such proceeds.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

•

RACC acquired its shares in 2002 in connection with restructuring certain indebtedness and forgiving certain other indebtedness, all of which was owed to RACC by the Company. RACC has borne complete market risk for all such shares since then - a period of approximately seven years.

•

While RACC is a large stockholder, it is not the largest. Mr. Douglas G. Voss, who is the Chairman of the Board and President of the registrant, beneficially owns or controls approximately 39.0% of the registrant’s outstanding common stock. There is no affiliation of any kind between RACC and Mr. Voss.

•	RACC has no Board representation rights and in fact has no representative on the Company’s Board or among its officers.

•

While RACC is a lender to the Company and does have a covenant restricting common stock dividends, it is customary, in our experience in commercial lending arrangements such as this, for lenders generally, including those that own no equity interest in the borrower, to have such a right. In fact, we have been advised by RACC that the loans and leases it has outstanding to other similarly situated obligors also contain conventional limitations on distributions to equity holders, although RACC has no equity interests in those borrowers and lessors.

•

RACC is not in the business of underwriting, selling or dealing in securities. Its business consists of providing financing, both in the form of loans and operating and financing leases, in connection with the purchase and operation of commuter and general aviation aircraft. RACC provides aircraft financing and services relating to that activity.

•

RACC has not made any arrangements with any broker/dealer to undertake any special selling efforts or otherwise engage in any distribution of the shares to be registered, but merely wishes to obtain flexibility to make sales from time to time.

Prospectus Cover Page

2.	Revise to indicate that the shareholder will sell at market prices or negotiated prices, or by other method as appropriate.

This addition has been made to the prospectus cover of the Form S-1/A.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

Prospectus Summary, page 1

3.	Revise to briefly define “code sharing partner” and “essential air services.” In addition, discuss briefly whether the EAS service revenue is guaranteed to you and if so for how long.

The prospectus summary has been revised to include these definitions and discuss the term of the EAS awards.

The Company supplementally advises the staff that the EAS service revenue is not guaranteed to the Company. The Department of Transportation (“DOT”) generally awards each Essential Air Service route for a two-year period. During those two years, the Company receives the rate set for the route in return for flying that route, though the DOT does have the right to terminate a route for breach of contract or in exceptional circumstances. At the end of the two-year term, the DOT may renew, discontinue, or request competitive proposals from other airlines for that route.

Description of our Capital Stock; Common Stock, page 11

4.	We note your conclusion in the last sentence of this section that all outstanding shares of common stock are fully paid and non-assessable. This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

This statement has been deleted from the “Description of Capital Stock” paragraph of the Form S-1/A.

Selling Shareholder, page 12

5.	Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by Raytheon Aircraft Credit Corporation.

Raytheon Aircraft Credit Corporation (“RACC”) is a corporation. According to its Schedule 13D filed April 24, 2003, RACC is a subsidiary of Raytheon Aircraft Holdings, Inc., which in turn is a subsidiary of Raytheon Company (“Raytheon”). According to the Schedule 13D, RACC’s directors were Andrew A. Mathews, David A. Williams, and Julie A. Shea. Mr. Mathews, Mr. Williams, Ms. Shea, and Scott Cleveland were identified as the officers of RACC. This information has been added to the Form S-1/A under “Selling Shareholder.”

The Company supplementally advises the staff that the Schedule 13D lists Raytheon’s directors as Barbara M. Barrett, Ferdinand Colloredo-Mansfeld, John M. Deutch, Thomas E. Everhart, Frederic M. Poses, Warren B. Rudman, Michael C. Ruettgers, Ronald L. Skates, William R. Spivey, John H. Tilelli, and Daniel P. Burnham. The Schedule 13D also states that Mr. Burnham also served as Raytheon’s Chairman and CEO and William H. Swanson as its President.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

Plan of Distribution, page 14

6.	The fifth full paragraph of this section appears inconsistent with the undertaking contained in Item 512(a)(1)(iii) of Regulation S-K. Please advise.

This paragraph has been revised to conform to Item 512(a)(1)(iii) of Regulation S-K.

Back Cover

7.	Please include the Dealer Prospectus Delivery Obligation on the outside back cover of the prospectus. Refer to Item 502(b) of Regulation S-K.

In light of the Company’s response to comment #1 that RACC should not be named as an underwriter, we have not included this legend in accordance with Securities Act Rule 174(b).

Part II

Exhibit Index, page E-1

8.	We note that Exhibits 3.1, 3.2, 4.1, 10.1 and 10.2 are incorporated by reference to your registration statement on Form S-1 with the registration number 33-71180. This registration number does not appear to exist. Additionally, registration number 333-71180 (emphasis added) refers to Form S-8 filed by another company. We also note that the Amended and Restated Restructuring Agreement included as Exhibit 10.3 to the Form S-1 was executed in 2007 but is incorporated by reference to your Form 10-K for the year ended December 31, 2002. Please advise. Additionally, please revise your entire exhibit index to correctly identify the document to which each exhibit has been incorporated by reference into the Form S-1.

Based upon research regarding filings made pre-EDGAR and the January 19, 1994 effectiveness letter from the Commission, we believe that 33-71180 or 033-71180 is the correct registration number of that registration, which was the Company’s initial public offering.

As requested in comment # 9, the Amended and Restated Restructuring Agreement has been re-filed in full with the Company’s Form S-1/A. Furthermore, the Exhibit Index in the Form S-1/A has been updated to address the remaining issues identified by the staff in this comment.

9.

We note you have incorporated by reference the Amended and Restated Restructuring Agreement as Exhibit 10.3. This agreement does not appear to include all of the exhibits and schedules listed in the List of Exhibits and Schedules

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

in the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile the entire agreement, including all exhibits and schedules.

The Amended and Restated Restructuring Agreement, with all exhibits and schedules, has been re-filed as an exhibit to the Form S-1/A.

Exhibit 5.1

10.	Please revise the third paragraph of the opinion letter to state that the shares to be sold by the selling shareholder “are legally and validly issued, fully paid and nonassessable” as such shares have been previously issued.

The Company received an opinion of David, Brown, Koehn, Shors & Roberts, P.C. dated December 31, 2002 in connection with the original issuance of these shares to the selling shareholder that the shares were duly authorized and, when issued and delivered in accordance with the agreement, would be validly issued, fully paid and nonassessable.

We believe the opinion of Briggs & Morgan, P.A. dated May 14, 2009 which is attached to the Form S-1 as Exhibit 5.1 complies with the requirements set forth in Item 601(b)(5) of Regulation S-K, which requires that the legal opinion indicate whether the shares being registered “will, when sold, be legally issued, fully paid and non-assessable.”

Form 10-K for the fiscal year ended December 31, 2008

11.	We note that you elected to file an amendment to your 10-K to include certain information originally contemplated to be incorporated by reference from your definitive proxy statement on Schedule 14A. We note in addition that you have followed this procedure in several years since the filing of your last proxy statement in 2001. In light of the fact that you have not filed a proxy statement since 2001, please tell us (1) why you no longer file proxy statements and (2) why you believe that your original 10-K was filed on a timely basis, considering the complete omission of several required disclosure items.

The Company delayed its 2002 annual meeting, originally planned for mid-2002, to allow it to be held along with a shareholder vote on a restructuring proposal being negotiated. At that point the Company was experiencing financial difficulties, was behind in payments to creditors, and was delisted from NASDAQ effective August 14, 2002. The Restructuring Agreement with Raytheon Aircraft Credit Corporation was eventually completed effective December 31, 2002. Due to the Company’s still-difficult financial position and the fact that it was no longer subject to NASDAQ’s requirement to have an annual meeting, none was held in 2002.

During the years 2003 through 2006, the Company filed Form 10-Ks which included all disclosure items, without any incorporation by reference to to-be-filed proxy statements. There

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

were discussions about holding annual meetings, for instance in connection with the 2003 expiration of the Company’s option plans, but no meetings were held, primarily due to the Company’s difficult financial position.

During the years 2007 through 2009, the Company has been in a stronger financial position, and has contemplated adoption of a new option plan or taking other corporate action which would have required a shareholder meeting in each of those years. In each of those years, the Company considered holding an annual meeting, and therefore incorporated certain Form 10-K disclosure items by reference to later proxy statements in reliance on General Instruction G(3) of Form 10-K. However, in each case the Company’s plans have changed between the filing of the Form 10-K and the date which was 120 days after fiscal year-end, and it, therefore, filed a Form 10-K/A to supply those additional disclosure items, in accordance with General Instruction G(3).

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies and Procedures

(i) Code Share Relationships, page 34

12.	We note your disclosure that you have code share agreements with United and Frontier Airlines. Please revise future filings to disclose:

•	the nature, terms, and amounts (which may require estimations and allocations) of contractual arrangements with United and Frontier;

•

Costs that would ordinarily be required to be incurred in your operations consistent with service requirements of the capacity purchase agreement that are not being incurred because they are absorbed by the major, such as fuel obtained from the major without charge; and

•	Gross transaction volume for revenue reported net, if reasonably determinable in accordance with paragraph 20 of EITF Issue No. 99-19

See section 7.41 of the AICPA Audit Guide of Airlines. Also, please tell us if your participation in United’s frequent flyer program requires you to issue tickets in exchange for frequent flyer awards. If so, please tell us how you account for the incremental cost of passengers flying on awards, including the nature and amount of any accruals recorded for these costs.

The Company’s code share agreements with both United Airlines and Frontier Airlines are pursuant to prorate agreements and are not capacity purchase agreements. The Company is not guaranteed any form of cost reimbursement for providing capacity. The revenue-sharing arrangements provide for a proration formula whereby the Company receives a percentage of the ticket revenues for those passengers traveling on the Great Lakes portion of their trip and our code share partners earn a percentage of the revenue associated with the remaining portion of the trip flown by our code share partners. The costs associated with a Great Lakes flight are borne by the Company. Revenue is reported on a gross basis and is included in passenger revenue when the customer flies.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

Our participation in United’s frequent flyer program does not require us to issue tickets in exchange for frequent flyer awards. Award redemption can only be facilitated through United on United flights in conjunction with a Great Lakes flight. The Company does not have the information to estimate how a United passenger would choose to use awards accumulated in his or her account. The Company becomes aware of passengers using a United frequent flier award when the passenger flies. Points accumulated by a United passenger may be used toward travel on United flights and may not necessarily be used for travel on a Great Lakes flight. Mileage credit earned on a Great Lakes flight may be used by a United customer toward redemption on a United flight at no incremental cost to Great Lakes. Tickets sold to passengers on Great Lakes ticket stock for Great Lakes flight segments (ZK designator) are not eligible to accrue United frequent flyer credits. We are not able to estimate a frequent flier liability, since the accumulation of those points is outside of the Company’s control, and points that accumulate to an award level may or may not ultimately be redeemed for travel on a Great Lakes flight. On average, the Company flies less than 3,000 United passengers flying on a frequent flyer award ticket each year. The Company estimates that the incremental costs incurred to fly United frequent flier passengers is less than $60,000 each year, and any estimated frequent flier liability would be insignificant at any given point in time.

The Company’s current disclosure in the footnotes to its financial statements will be modified with the marked changes presented below in future filings and in the Form 10-K/A to clarify the nature of these code share relationships.

(i)

Code Share Relationships. At December 31, 2008, the Company operated under code share agreements with United Airlines and Frontier Airlines. The Company entered into a code share agreement with United Airlines effective May 1, 2001, and subsequently amended the agreement to extend the term until November 1, 2010. On May 3, 2001, the Company entered into a similar code share agreement with Frontier Airlines. However, the Frontier Airlines agreement does not have a fixed termination date but is terminable 180 days after written notice by either party. These code share agreements are prorate agreements whereby the passenger’s fare is split between the two carriers based on the distance traveled by the passenger on each airline. Revenue from these code share agreements is recorded as passenger revenue when the services are rendered. The Company also participates in United’s “Mileage Plus” frequent flyer program. If a customer books travel on United which includes a segment on Great Lakes, the United customer earns points in their United frequent flier account for the miles flown on the Great Lakes segment. When a United frequent flier customer earns sufficient points to earn an award, he or she can chose whether to redeem those points on a United flight connecting with a Great Lakes flight. Our participation in United’s frequent flyer program does not require us to issue tickets in exchange for

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

frequent flyer awards. Award redemption can only be facilitated through United on United flights in conjunction with a Great Lakes flight. Tickets sold to passengers on Great Lakes ticket stock for Great Lakes flight segments (ZK designator) are not eligible to accrue United frequent flyer credits. The Company accounts for the incremental cost to fly United frequent flier passengers at the time of service since the Company does not have sufficient information to estimate future awards expected to be redeemed on a Great Lakes segment, and an estimated frequent flier liability would be insignificant in the aggregate given the historical volume of awards used for flights including Great Lakes segments.

(n) Aircraft Maintenance, page 34

13.	We note your disclosure that major Beechcraft 1900D engine maintenance is performed under a long-term contract which includes monthly payments that are established to recognize costs ratably over the term of the contract based upon actual usage of the engines. Please explain to us, and disclose in future filings, how you account for these payments.

The long-term contract for major Beechcraft 1900D engine maintenance is a power-by-the-hour (PBTH) contract. This contract covers the engines associated with the 25 Beechcraft 1900D aircraft covered by the RACC Aircraft Notes. At the inception of this contract and with any subsequent modifications the Company assessed whether risks and rewards have been transferred to the service provider. The Company evaluated the risk transfer criteria as outlined in section 4.87 of the AICPA Audit & Accounting Guide for Airlines (Airline Guide), and concluded the contract meets the risk transfer criteria. The service provider absorbs and receives substantially all variability of the cost of maintenance required under the service contract. The contract has no true-up clauses which permit the service provider to effectively recover costs based on historical contract performance. The Company’s agreement provides for specifically agreed upon nominal fixed annual rate increases which are capped at 2% annually. The Company recognizes expense at a level rate per hour over the term of the contract, by straight-lining this 2% annual escalation. The termination provisions of the agreement do not contain true up adjustments based on actual cost experience by the service provider. Termination provisions permit fixed settlements that reasonably provide for the successful satisfaction of each party’s obligations under the contract that had been incurred prior to the termination and penalty provisions. Termination provisions are substantive enough as to not effectively provide a planned exit opportunity for either party at their discretion. The Company has concluded based on its evaluation of the risk transfer criteria that maintenance expense should be recognized in accordance with the PBTH contract, as opposed to following its maintenance accounting policy. The Company has recorded this expense at a level rate per hour during the minimum, non-cancelable term of the PBTH agreement.

Our current disclosure presented below will be modified with the marked changes in future filings, including the Form 10-K/A, to clarify the nature of our long-term contract for engine maintenance.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

(n) Aircraft Maintenance. The Company operates under an FAA-approved continuous inspection and maintenance program. The Company accounts for maintenance activities on the direct expense method. Under this method, major airframe overhaul maintenance costs are recognized as expense as maintenance services are performed. Routine maintenance and repairs are charged to operations as incurred. Major Beechcraft 1900D engine maintenance for the engines associated with the 25 Beechcraft 1900D aircraft covered by the RACC Aircraft Notes is performed under a long-term power-by-the-hour (PBTH) contract. Under the PBTH contract, the Company pays a service provider a fixed amount per flight hour (subject to fixed nominal annual rate increases) in exchange for required maintenance and repairs under the predefined maintenance program. The expense over the life of the contract is recognized at a level rate per hour during the minimum, non-cancelable term of the agreement. ~~which includes monthly payments that are established to recognize costs ratably over the term of the contract based upon actual usage of the engines.~~

Note 4. Leases, page 36

14.	We note your disclosure that in connection with the leases of the Embraer aircraft, you are required to make supplemental rent payments to cover the cost of major scheduled maintenance overhauls which are reimbursable to the Company at the time maintenance overhauls are completed. Please tell us whether these amounts on deposit are refundable by the lessor if they are not used for maintenance activities. Also, please tell us how you have complied with the guidance in EITF 08-3 as of January 1, 2009, and for the quarter ended March 31, 2009, as applicable. See also Section 4.56 of the AICPA Audit Guide for Airlines.

In connection with the leases of the two Embraer aircraft from Boeing, the supplemental rent payments on deposit are not refundable by the lessor if they are not used for maintenance activities. Any excess deposits are forfeited to Boeing at the end of the lease term if the aircraft are returned.

The Company reevaluated the impact of EITF 08-3 as of January 1, 2009, and for the quarter ended March 31, 2009, after we had filed our March 31, 2009 Form 10-Q and prior to receiving your comment letter, and determined that the supplemental rent payments should be treated as maintenance deposits in accordance with EITF 08-3. The impact of expensing these maintenance deposits in the three-month period ending March 31, 2009 resulted in an overstatement of maintenance expense of approximately $152,000, which we do not believe to be a material impact on 2009 financial results. We have determined that the effect of this change in accounting principle as of January 1, 2009 should have been recognized as a $1.1 million increase to long-term maintenance deposits, a $0.4 million increase to long-term deferred tax liabilities and a $0.7 million increase to the opening balance of retained earnings. We intended to adopt the provisions of EITF 08-3 as of January 1, 2009 in the June 30, 2009 Form 10-Q as an immaterial correction of an error given the immaterial impact on projected annualized income and given that the adoption results in a balance sheet entry to increase a long-term asset, a long-term

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

deferred tax liability and retained earnings, which we do not consider to be material. The $1.1 million represents the difference between the amounts recognized in the statement of financial position before initial application of this Issue and the amounts recognized in the statement of financial position at initial application of this Issue. This accounting is applicable to only two of the aircraft in Great Lakes’ 36-aircraft fleet.

Based on the above analysis that the amounts involved are not material to the Company’s first quarter financial statements, we plan to reflect this adjustment in its Form 10-Q for the quarter ended June 30, 2009. The Company does not believe this delay in implementing this guidance will have any impact on investment decisions made by the holders of its common stock.

15.	Please tell us, and disclose in future filings, if any of your aircraft lease agreements contain provisions requiring you to return the aircraft in a certain maintenance condition or pay an amount to the lessor based on the actual return condition. If so, please tell us how you have accounted for these lease return costs. Refer to section 4.52 through 4.54 of the AICPA Audit Guide of Airlines.

The Company’s lease agreements contain aircraft return provisions which require specified time remaining between scheduled maintenance events, as mandated by its FAA-approved maintenance program, for major components of the aircraft. In the event that the aircraft are returned and do not meet the specified times remaining for each identified component, the Company is subject to compensate its lessors for components that are below the specified times remaining when the aircraft is returned. The Company plans to satisfy its lease return obligations by (a) performing maintenance (either internally or by contracting a third-party service provider) to return the aircraft to the level of maintenance required by the contract, (b) paying cash, or using cash deposits previously made to the lessor, to compensate the lessor if the aircraft is returned with less flight time remaining than specified under the lease, or (c) swapping owned components (or other leased components) for leased components (engines) with sufficient time remaining on them. When we determine it is probable that lease return costs would be incurred, the lesser of the estimated net payment (payment for maintenance less the amount anticipated to be received from lessor) or lease return costs (assuming the maintenance was not performed) would be recognized over the remaining life of the lease in accordance with EITF Issue No. 98-9, “Accounting for Contingent Rent.” Due to the nature of these agreements, incurrence of lease return costs becomes probable and the amount of those costs can typically be estimated near the end of the lease term (that is, after the aircraft has completed its last maintenance cycle prior to being returned). No amounts have been accrued for lease return conditions as of December 31, 2008, as amounts are not probable or estimable at this time.

Our lease disclosure will be modified to add the following in future filings, including the Form 10-K/A, to more fully disclose our lease return conditions.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

Addition to Note 4: Aircraft Leases

The lease agreements described above contain aircraft return provisions which require specified time remaining between scheduled maintenance events, as mandated by our FAA-approved maintenance program for major components of the aircraft. In the event that the aircraft are returned and do not meet the specified times remaining for each identified component, we are subject to compensate the lessor for components that are below the specified times remaining when the aircraft is returned. The Company plans to satisfy its lease return obligations by (a) performing maintenance (either internally or by contracting a third-party service provider) to return the aircraft to the level of maintenance required by the contract, (b) paying cash, or using cash deposits previously made to the lessor, to compensate the lessor if the aircraft is returned with less flight time remaining than specified under the lease, or (c) swapping owned components (or other leased components) for leased components (engines) with sufficient time remaining on them. As the end of the lease term approaches, the Company re-evaluates the lease return conditions to determine if it is necessary to accrue any incremental amounts expected to become due, and makes accruals if supplemental payments to the lessor become probable and estimable.

Note 6. Notes Payable and Long-Term Debt, page 38

16.	We note your disclosure in Note 6 that in March 2007 the Company and Raytheon entered into an Amended and Restated Restructuring Agreement which amends and restates certain notes payable to Raytheon. Please tell us how you accounted for this amendment, including how you complied with the guidance in EITF 96-19. Also, please tell us if this amendment had any effect on the amounts originally recorded in accordance with SFAS 15 under the initial agreement in 2002.

We determined that the guidance offered by SFAS No. 15, Accounting for Debtors and Creditors for Troubled Debt Restructurings, provides that an exchange or modification of debt is considered to be a troubled debt restructuring if both of the following are met: (a) the debtor is experiencing financial difficulty and (b) for economic or legal reasons, a creditor grants a concession to a debtor that it would not otherwise consider. More specifically, we determined that EITF 02-4: Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the Scope of SFAS No. 15, applied to the March 2007 Raytheon Amended and Restated Restructuring Agreement. The total obligation determined by Raytheon at the time of this restructuring was $291,800 less than the balance on our general ledger due to differences in how each of the parties applied principal and interest. Accordingly, we reduced the outstanding principal at the date of the refinancing and correspondingly increased the SFAS 15 liability by $291,800.

We applied the guidance offered in EITF 02-4 rather than EITF 96-19 as it met the criteria offered in paragraph 9, based on its determination that (a) the Company was in default on its debt, (b) it had received a “going concern” opinion from its auditors for the prior eleven years; and (c) it had not been able to find an alternative source of financing for the Raytheon debt.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

Note 7. Income Taxes, page 40

17.	We note your disclosure that in the fourth quarter of 2007 you determined it was more likely than not that you would be able to utilize most of the net operating loss carryforwards prior to their expiration and as a result you released most of the deferred tax asset valuation allowance and recorded a $9.6 million income tax benefit on your 2007 income statement. Please explain to us the nature of any events or circumstances that occurred during 2007 that resulted in your conclusion that you would more likely than not be able to utilize most of the net operating loss carryforwards prior to their expiration. As part of your response, please tell us why this determination was not (or could not be) made prior to the fourth quarter of 2007.

Our conclusion to release most of its deferred tax asset valuation allowance was based on the completion of its debt restructurings in 2007, the improvement in essential air service contract pricing throughout 2007, the change in competitive landscape in the last quarter of the year, and the ability to estimate with greater confidence its future taxable income.

As of March 2007, the Company had been in default of provisions of its debt agreements for the past several years. In March 2007, the Raytheon restructuring allowed the Company to complete the restructuring of all of its debt and lease obligations and afforded it the ability to quantify its ability to service ongoing lease and debt obligations. The March 2007 debt restructuring for all of the Company’s owned aircraft was the last in a series of debt restructuring efforts that were necessary to improve the Company’s liquidity and its ability to continue as a going concern.

Our analysis of the positive and negative evidence did not support a release of the valuation allowance prior to 2007, since it was in default with most of its debt and lease obligations and projections of future income were not stable. The most significant portion of pre-tax book income in 2005 and 2006 stemmed from gains on debt extinguishments and the amortization of SFAS 15 interest, rather than improvements in operating income. The debt restructuring activities and related income from the amortization of SFAS 15 interest, which resulted in gains in the prior periods and in the first quarter of 2007, were not events we considered appropriate as a basis for concluding it had sufficient evidence to release a valuation allowance. A summary of net income and other gains that influenced our decisions are summarized below:

(Amounts in thousands)	2005	2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Net income	1,181	15,794	197	1,023	4,176	12,818
Gain related to debt & lease restructurings	(560)	(10,498)	(412)	0	0	0
Amortization of SFAS 15 interest	(2,943)	(2,253)	(483)	(485)	(472)	(441)
Def tax benefit due to release of valuation allowance	0	0	0	0	0	(10,682)

Net income (loss) excluding the above	(2,322)	3,043	(698)	538	3,704	1,695

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

The Company’s projections of book income were dependent upon a number of factors outside the Company’s control, and those projections were not reasonably assured until it was closer to its December 31, 2007 year end. Factors impacting its projections included: unpredictable volatility in fuel costs, finalizing fee negotiations for a number of its essential air service contracts, finalizing projections for planned and unplanned maintenance events, and estimating average fares in its competitive environment. In the fourth quarter of 2007 and the first quarter of 2008, the competitive landscape faced by the Company went through significant changes, with many of the Company’s competitors exiting the market during that time. These events improved the outlook for the Company’s future operations and future book and taxable income.

Upon successfully restructuring and regaining compliance with its contractual obligations, successfully renegotiating many of its essential air service contracts during 2007, and the improvement in current and projected future income, we considered both the positive and negative evidence that led it to conclude that it was more likely than not during the fourth quarter of 2007, that the Company would be able to utilize its deferred tax assets and so reached the determination to release most of its deferred tax asset valuation allowance.

Given the factors described above, the Company did not have sufficient objective positive evidence to support the release of the valuation allowance until the fourth quarter of 2007.

18.	We note your disclosure that as a result of an incremental $614,000 in errors identified in conjunction with the preparation of the December 31, 2008 income tax provision, you determined that the aggregate of these errors totaling $942,000 were material to 2008 and determined that these errors should be recorded as immaterial corrections to the December 31, 2007 financial statements. Please explain to us the nature of these errors and why you believe they are appropriately recorded as adjustments to the December 31, 2007 financial statements. Also, please explain to us how you determined these errors were immaterial to the December 31, 2007 financial statements. Your response should include the nature of both quantative and qualitative considerations used in your determination. See Staff Accounting Bulleting (“SAB”) No. 99.

The nature of the errors and why they are appropriately recorded as adjustments to the December 31, 2007 financial statements is described below:

Error #1: During the third quarter of 2008, we prepared a reconciliation of the December 31, 2007 income tax provision to the 2007 tax returns filed during September 2008. In conjunction with that reconciliation, we identified an error in the deferred tax asset established at December 31, 2007 for state net operating loss carryforwards (NOLs). The Company’s

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

spreadsheets failed to update the state net operating loss carryforwards for the taxable income apportioned to the states for 2007, and as a result, overstated its deferred tax asset for state NOLs as of December 31, 2007, by $328,000.

Error #2: In December 2008, it was determined that there was an error in applying the appropriate effective tax rate to the state NOLs, resulting in an incremental overstatement of the long-term deferred tax asset for state NOLs of $356,000 as of December 31, 2007.

Error #3: In conjunction with the preparation of the Company’s December 31, 2008 income tax provision, an error was identified in the tax basis of a fixed asset in the amount of $685,000. The Company’s 2007 current income tax provision included tax depreciation for an asset that should have carried a zero tax basis. These fixed assets were subject to an IRS section 108 attribute reduction stemming from a tax basis gain on cancellation of debt. The gain should have been recorded as a reduction in the tax basis of fixed assets. The Company’s detailed tax basis fixed asset records were not updated to reflect this IRS section 108 attribute reduction, and accordingly the tax basis fixed asset system was automatically calculating tax depreciation on these assets. The NOLs as reported in the December 31, 2007 tax provision were overstated because this tax depreciation should not have been claimed in the tax return. When the valuation allowance was released, the NOLs were overstated. The tax effect of this difference of $258,000 is in addition to the first two errors described above.

Based on the following assessment, the Company determined that these errors were material to the December 31, 2008 financial statements and immaterial to the December 31, 2007 financial statements. Our assessment was based on the following:

Materiality Assessment – Is the error material to December 31, 2007:

In evaluating the qualitative characteristics of the errors identified, the Company evaluated materiality based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item.”

Qualitative and quantitative factors considered and related discussion for each matter is documented below:

Factors that support the conclusion that the errors are not material to the 12/31/07 financial statements:

•	Factor to Consider: whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Response: The misstatement was not intentional, but rather an oversight of a mathematical error in the objective computation of state NOL carryforwards as of 12/31/07 and in the effective rate at which the related deferred tax assets should have been recorded. The Company operates in a complex multi-state environment.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

•	Factor to Consider: whether the misstatement masks a change in earnings or other trends.

Response: The misstatement does not mask a change in earnings or other trends. We believe that users of our financial statements are focused on pre-tax earnings; given the past several years of liquidity concerns. The Company reported no income tax expense for most of the last five years, with the exception of minor amounts of AMT tax expense for unique gain on sales of asset sales and debt extinguishments that generated alternative minimum taxable income. During each of the past several years, the Company carried a full valuation allowance against its deferred tax assets. In 2007, the Company’s debt and lease defaults were cured with the debt and lease renegotiations with Raytheon, many essential air service contracts were successfully renegotiated, operating results showed signs of significant improvement and competition had been reduced. In 2007 we determined that the valuation allowance was no longer required, except for certain state NOLs expected to expire unused. The release of the valuation allowance was $10.5 million in 2007. The release of the valuation allowance in 2007 should have been $942,000 lower than the reported $10.5 million, or 8.9% of the actual tax benefit.

•	Factor to Consider: whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Response: The Company is not widely followed by analysts. Six legal entities hold over 88% ownership in the Company, of which 39.1% of the Company’s stock is held by its Chairman, and 38.2% is held by Raytheon, its sole holder of long-term debt, all of which is secured by its aircraft. The Company has very low trading volume. Only 54 of the Company’s 348 shareholders own greater than 1,000 shares of stock. The Company does not issue guidance for earnings expectations. There is a limited market for the Company’s securities. The Company’s common stock was delisted from the NASDAQ Small Cap Market on August 14, 2002 and trading of the Company’s common stock is conducted on the Over-the-Counter Bulletin Board. Therefore, there was no analyst consensus before the adjustments were made.

•	Factor to Consider: whether the misstatement changes a loss into income or vice versa.

Response: The misstatement does not change income to loss or vice versa.

•

Factor to Consider: whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Response: Not applicable as the Company operates in one segment.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

•	Factor to Consider: whether the misstatement affects the registrant’s compliance with regulatory requirements.

Response: The misstatement does not affect compliance with any regulatory requirements.

•	Factor to Consider: whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

Response: The misstatement does not affect compliance with loan covenants or other contractual requirements.

•

Factor to Consider: whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Response: The misstatement does not impact any forms of management compensation.

•	Factor to Consider: whether the misstatement involves concealment of an unlawful transaction.

Response: The misstatement was not intentional and does not involve concealment of an unlawful transaction.

•	Factor to Consider: quantitative amount of the error.

Response: Quantitatively, the misstatement overstates net income by $942,000 or 4.88% of 2007 net income. The error in the deferred tax asset results in a 8.7% overstatement of the deferred tax assets at 12/31/07, and a 1% overstatement of total assets as of 12/31/07. The error resulted in an overstatement of 5.7% of total equity as of 12/31/07.

Evaluation of the factors to support the conclusion that the error is not material to the 12/31/07 financial statements:

In evaluating the qualitative factors discussed above and quantitative factors in relation to financial statement amounts discussed above, management determined that the misstatement was not a material misstatement of the December 31, 2007 financial statements. The error in the release of the valuation allowance was an unintentional oversight of complex calculations for a multistate income tax provision. The extent of the qualitative factors that suggest the amount is not material outweigh the factors from a quantitative perspective that would otherwise point to a more significant error. Materiality concerns the significance of an item to users of a registrant’s financial statements; a matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Under Staff Accounting Bulletin No. 99, the omission or misstatement of an item in a financial report is material if, in the light of surrounding

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Management does not believe that this known misstatement would result in a significant positive or negative market reaction. The Company considered that expected reaction and took it into account when considering whether this misstatement was material. The Company does not believe this error would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available for 2007.

Consideration of the Impact of the Adjustment to the 2008 Financial Statements:

APB 28, paragraph 29 states that: “In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

The Company evaluated the impact of the $328,000 error identified in conjunction with the Form 10-Q for the period ended September 30, 2008 and reached the conclusion that this error was not material to 2008, and the adjustment was reflected in that Form 10-Q. The nature and amount of the error was disclosed.

While the combined amount of the errors identified in the third quarter of 2008, December 2008, and the final error noted in conjunction with preparing the year-end income tax provision, are deemed to not be material to the 12/31/07 financial statements, the amounts are material to the 2008 financial results.

Since the amount of the error was expected to be material to the year ending December 31, 2008, after all of the relevant quantitative and qualitative factors are considered, the Company concluded the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 differentiates immaterial corrections of prior year financial statements and material restatements of prior year financial statements and states that immaterial corrections do not require previously filed periodic reports to be amended.

19.	We note that in the fourth quarter of 2008 you reversed the income tax adjustment made in the third quarter of 2008 in order to record the adjustment in the 2007 financial statements. Please explain to us why you did not amend the Form 10-Q for the quarter ended September 30, 2008 as a result of this correction of an error. See paragraph 25 of SFAS No. 154.

In accordance with Regulation S-K 302(a)(2), the Company reconciled the amounts given in Note 12, Selected Quarterly Financial Data, in the Form 10-K for the year ended December 31, 2008 and described the reason for the difference with those previously reported in the Form 10-Q for the quarter ended September 30, 2008.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

We did not amend the Form 10-Q for the quarter ended September 30, 2008 as a result of this correction of an error because, in accordance with Regulation S-K 302(a)(2), we effectively amended the previous Form 10-Q through correction in Note 12, Selected Quarterly Financial Data in the Form 10-K for the year ended December 31, 2008.

Item 9A. Controls and Procedures, page 48

20.	We note your disclosure that you maintain a system of disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(f)). Please note that the definition of disclosure controls and procedures is included in Securities Exchange Act Rule 13a-15(e), rather than Rule 13a-15(f). Please revise future filings to refer to the appropriate rule. Also, please revise your conclusion that disclosure controls and procedures were effective “in timely alerting them to material information relating to the Company required to be disclosed in the Company’s periodic filings with the SEC,” to provide the entire definition as set forth in Securities Exchange Act Rule 13a-15(e).

We will revise future filings, including the Form 10-K/A, to address these comments.

21.	Please revise Management’s Annual Report on Internal Control Over Financial Reporting in future filings to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. See Item 308(a) of Regulation S-K.

We understand this requirement and will do so in future filings and in the Form 10-K/A.

Other

22.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

We understand this requirement and will do so if needed.

23.	Please include a currently dated consent of the Independent Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

Given that the Form S-1/A filed today does not include any changes to the financial statements, the responses to the accounting questions in this letter have not been incorporated in the Company’s filings, and we anticipate filing an additional Form S-1/A prior to effectiveness, we have not supplied an updated consent with the S-1/A filed today.

Ms. Amanda Ravitz

Securities and Exchange Commission

July 14, 2009

We acknowledge that:

•	our company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me or Dennis L. Knoer at Briggs and Morgan, P.A., our legal counsel, at 612-977-8744.

Sincerely,

/s/ Michael O. Matthews
Michael O. Matthews
Vice President and Chief Financial Officer

Enclosure

cc:	Douglas G. Voss

Dennis L. Knoer